April 15, 2016	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated April 4, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Net Revenues, page 54

1.              We note that in your earnings releases and calls you discuss changes in monthly average users (“MAUs”). For example you indicated that “in the fourth quarter, our [MAUs] grew to our highest level ever at over 80 million users” and “for the full year, MAUs grew 25% over 2014.” We also note that in your February 11th earnings release you indicate that “we monitor MAUs as a key measure of the overall size of our user base and their regular engagement with our portfolio of games.” Please tell us what consideration was given to quantifying this metric in your periodic filings. Refer to Section II.B.1 of SEC Release No. 33-8350.

Response: Monthly average users (MAUs) is a player engagement metric that the Company has been evaluating as an emerging “key performance indicator” in light of various business developments discussed below. Although player engagement helps drive players’ investment in our games, mainly through digital sales transactions, prior to the current year (2016) we have not viewed MAUs as a “key performance indicator” or concluded that a discussion of MAUs was required in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for investor understanding of our business.  Instead, we have considered digital revenues, which we have provided and discussed in MD&A since 2011, as providing direct and relevant financial information about the growth in our digital business. We believe that our discussion and analysis of digital revenues performance has provided investors with the information required to evaluate the Company’s trends and performance, in accordance with Section III.B.1 of SEC Release No. 33-8350.

In light of the development of our year-round engagement model, and growth of the free-to-play (“FTP”) and in-game items purchases business model across our franchises, in the second half of 2015 we began to consider the utility of the MAU metric by accumulating data, working to harmonize the metric across businesses, performing reviews and quality checks, and seeking alignment with senior management.  As a result, we began using MAU as a metric in communications with investors, such as earnings releases, beginning in August 2015, but do not believe that MAU was a key performance indicator required to be discussed in MD&A prior to 2016.

With our recent acquisition of King Digital Entertainment Limited (“King”), which closed on February 23, 2016 and significantly increased the size of our FTP business model, we have concluded that MAUs are now a key performance indicator for our business.  Therefore, in future filings, we plan to include a discussion of MAUs within our MD&A.

Critical Accounting Policies and Estimates

Revenue Recognition including Revenue Arrangements with Multiple Deliverables, page 74

2.              We note that the estimated service periods over which you recognize revenues for your current games are generally less than 12 months. We further note from disclosure in prior filings that such periods ranged from 5 to 12 months. Please tell us whether you have changed any estimated service periods during the periods presented and if so, what consideration was given to disclosing the impact of the change(s). Also, tell us what consideration was given to disclosing the estimated service period by major game title, by game type such as subscription, console, free-to-play, etc. and/or a weighted-average estimated service period for all games combined. In this regard, such disclosure would provide better visibility into the timing of your revenue recognition and readers could better assess the impact of any changes to estimated service periods which may occur. Refer to Section V of SEC Release No. 33-8350.

Response: We evaluate the estimated service periods for our games regularly to monitor if changes in our players’ usage pattern warrant changes in the estimated services periods. In the fourth quarter of 2015, we changed the estimated service period of two of our games as a result of our assessment, and revised our disclosure of the estimated service periods accordingly. These two games are within the FTP category. Overall, FTP games are a relatively new gameplay model for the Company, with the first FTP game having been launched approximately two years ago.  In late 2015, we assessed various data points related to these two games and concluded that the estimated service periods for the FTP games should be shortened from six months to three months. We determined the impact to our financial statements of this change (approximately $30 million, or 1% and 2%, of revenues and operating income, respectively, for 2015) was not material, and as such, we concluded that disclosure of the impact in our Form 10-K for the year ended December 31, 2015 was not required. In addition, the revised disclosure provided about estimated service periods captures our broadening portfolio of FTP games as a result of our recent acquisition of King (all of whose games are FTP games), and other potential future product offerings that may have different estimated service periods, while still adequately conveying the timing of our revenue recognition.

Overall, we believe that additional granularity with respect to estimated service periods is unnecessary because the timing of our revenue recognition is short-term, with all deferred revenues recognized within 12 months. Our deferred revenues balance is classified as a current liability in our consolidated balance sheet, meaning the balance is expected to turn within a 12-month period. Moreover, we quantify and explain the increase or decrease in deferred revenues recognized in MD&A by platform and by region. For example, in our Form 10-K, to explain the $225 million year-over-year increase in deferred revenues recognized for next-generation console platforms (PS4, Xbox One, Wii U), we said “The increase in deferred revenues recognized for next-generation consoles in 2015, as compared to 2014, was primarily due to the recognition of deferred revenues on Destiny, which was released in September 2014, without a comparable release in the 2015, and revenues recognized from the Diablo franchise due to the timing of title releases. These increases were partially offset by revenues deferred from the Call of Duty franchise and from the release of Guitar Hero Live in the current year.”

In response to the Staff’s comment, we considered whether additional disclosure of the estimated service period by major game title, by game type such as subscription, console, free-to-play, etc. and/or a weighted average estimated service period for all games combined would be appropriate, but believe our current direct quantifications and explanations provide adequate visibility into the timing of our revenue recognition. Therefore, we have concluded no additional disclosure is necessary.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

3.              We note that your presentation includes two types of revenues and four types of cost of sales. While it appears that “cost of sales — product cost” relates to “product revenues,” it is not easily determinable whether the other “cost of sales” types relate to product revenues, service revenues or both. Please explain how your presentation complies with Rule 5-03(b)(2) of Regulation S-X and what consideration was given to providing clarifying disclosure.

Response: The Company provides gamers with an interactive entertainment experience through the sales of video games and content. We engage in different business models, including: subscriptions, sales of physical boxed software products through retail channels, sales of full game downloads through digital channels, licensing of our games and content with third parties, and direct sales of in-game content to our gamers. Revenues generated from these different business models do not necessarily match the categories in Rule 5-03(b) of Regulation S-X. We view all of our net revenues to be of a similar nature (i.e., sales of video games and content) and therefore believe that under Rule 5-03(b)(1) classification of all revenues into one category - Net

Revenues — would be appropriate.  Nonetheless, we voluntarily provided further disaggregation of Net Revenues between Product Sales and Subscriptions, Licensing, and Other Revenues, and described the nature and accounting of each type of revenues in the “Summary of Significant Accounting Policies” to provide users with additional information about our revenues.

In light of the recent acquisition of King, we have concluded that the current disaggregation of Net Revenues between Product Sales and Subscriptions, Licensing, and Other Revenues is less relevant than in the past since it is no longer the case that one category (formerly Product Sales) will be significantly larger than the other category. Therefore, in future filings we plan to present Total Net Revenues as a single financial caption and not to provide additional break-outs as they are not required by Rule 5-03(b). We will continue to monitor changes to our revenue streams and business models that may warrant further disclosures and break-outs of our revenues in the future.

We have also considered our four types of Cost of Sales and how they relate to our Net Revenues. We provide break-outs of Cost of Sales into Product Costs, Online, Software Royalties and Amortization, and Intellectual Property Licenses to help users understand the nature of our Cost of Sales. These types of Costs of Sales do not correlate directly to the two types of revenues disclosed in the consolidated statements of operations, but rather relate to Total Net Revenues and to the Company’s overall business performance, as described in the MD&A.  We consider our current disclosures to be in compliance with Rule 5-03(b)(2) because all types of costs relate to Total Net Revenues.  In future filings when we present Total Net Revenues as a single financial caption, the relationship between the types of Costs of Sales and revenues will be even more clear.  We will also include additional disclosure in the notes to the financial statements as to the nature of each of the Cost of Sales categories.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408, Stephen Wereb, our Chief Accounting Officer at (310) 496 5260, or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Christine Dietz, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP